Ms. Cicely D. Luckey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E. Washington, DC 20549
Mail Stop 4561

RE:	Responses to the third round of comments received from the Staff of the Commission with respect to AmREIT’s Form 10-K for Fiscal Year Ended December 31, 2004 and Form 10-Q for Fiscal Quarter Ended March 31, 2005, File No. 0-28374
Dear Ms. Luckey:
     This letter sets forth the response of AmREIT to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) received by letter dated January 6, 2005 (the “Third Comment Letter”) with respect to the above-referenced filings on Forms 10-K and 10-Q.
     We have set forth below, in boldface type, the text of each comment in the Third Comment Letter (numbered in accordance therewith) followed by our responses thereto.
Form 10-K for Fiscal Year Ended December 31, 2004
Note 2 — Summary of Significant Accounting Policies
1.	We have read your response to our previous comment three and continue to believe that commission revenues charged to the REIT by ASC, a consolidated subsidiary, should be eliminated in consolidation. We also note your representation that eliminating the commission revenues from transactions between the REIT and ASC and then presenting the expenses incurred by ASC as issuance costs in the REIT financial statements would not have an impact on net income. Please confirm to us that this adjustment will not impact net income. If this is the case, we believe this reclassification should be made in your future filings accordingly.
We understand the Staff’s comment and will therefore eliminate ASC’s commission revenues and present the expenses incurred by ASC as issuance costs. We confirm that this adjustment does not have a material impact on our net income. The cumulative impact of this adjustment over the period of time that ASC has raised REIT capital (beginning in 2003) is approximately $50,000 which represents additional income that would be recognized. In other words, over that period, we incurred approx. $50,000 more in costs to issue the securities than we generated in commission revenues to cover such costs. This affect is immaterial to our financial results over that period. The impact of this adjustment on the year ended December 31, 2004 and the three months ended March 31, 2005 was approximately 5% and 3%, respectively, of normalized net income (net income plus deferred merger costs) which again represents additional income that would be recognized in each of those periods. We have also assessed the impact of the adjustment on the quarters ended June 30 and September 30, 2005, and the effect on such periods is immaterial as well. Additionally, we considered SEC Staff Accounting Bulletin No. 99 — Materiality as it relates to qualitative factors, and, accordingly, we confirm to the Commission that the impact of this adjustment did not:
•	Mask a change in our earnings

•	Hide any failure to meet analysts’ expectations

•	Change a loss into income or vice versa

•	Affect a segment that is of particular importance based on profitability

•	Affect our compliance with regulatory requirements, loan covenants or other contractual requirements

•	Have the effect of increasing management’s compensation, or

•	Conceal an unlawful transaction
Additionally, for the Commission’s information, in September 2005, ASC suspended its REIT capital-raising activities, and we do not anticipate raising REIT capital through ASC over the next 18-24 months given current market conditions. ASC will continue its capital-raising activities for the retail partnership business. Accordingly, there will be no continuing impact of this matter on our filings for the foreseeable future.
Based on the foregoing, in our future filings with the Commission, we will adopt the Commission’s treatment and will reclassify prior periods to conform to this presentation.
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We appreciate the Staff’s continued efforts in reviewing our aforementioned filings and in its careful consideration of our responses. You may contact Chad Braun at (713) 860-4924 or Brett Treadwell, Vice President — Finance, at (713) 860-4956 with any questions.
Sincerely,
Chad C. Braun
Chief Financial Officer